

APP-APP

EAT WHERE THEY TREAT YOU BEST

www.app-app.co



APP-APP

APP-APP REDEFINES HOW WE LOOK AT RESTAURANT EXPLORATION, LOYALTY, AND MOBILE MARKETING BY

CONNECTING CUSTOMERS AND RESTAURANTS IN A WAY THAT ENHANCES THE DINING EXPERIENCE FROM THE FIRST STEP

THE PROBLEM

RESTAURANTS ARE UNDER PRESSURE

IN ORDER TO KEEP WITH THE TIMES, RESTAURANTS NEED TO INCORPORATE MULTIPLE DIGITAL PLATFORMS IN ORDER TO STAY COMPETITIVE. EACH OF THESE PLATFORMS TAKE A LOT OF MONEY FROM RESTAURANTS IN EITHER FEES OR PERCENTAGE OF CHECK



ATTRACTING NEW CUSTOMERS IS HARD

Driving new customers is always a top 5 concern of owners throughout the restaurant's entire life



CURRENT PLATFORMS DON'T HELP WITH RETENTION

Customer retention rates of popular platforms are below 8% with some of the biggest names, like Groupon, sitting below 2%

OUR SOLUTION

PUTTING POWER BACK IN THEIR HANDS

A MOBILE APP THAT LETS USERS REDEEM COMPLIMENTARY APPETIZER AT SELECT RESTAURANTS





Virgin
8:16 PM
42%
APP-APP
BRAZIL BRAZIL
Open Now
Brazilian
$$,
330 W 46th St., New York, NY 10036
Claim Your Appetizer
Frango a Passarinho
Marinated and fried chicken sauteed w/ olive oil and garlic in white wine and beer.
ME
MAP
LIST
REFER

NO FEES

We charge no sign up or per usage fees to restaurants - it's 100% free to work with us.



GUARANTEED REVENUE

Users must become customers to redeem their appetizer, making sure that restaurants don't lose



CONTROLLED COSTS

Restaurants select their complimentary offerings keeping costs in line

OUR APP (APP)

THE USER JOURNEY


APP-APP
Search
BRAZIL BRAZIL
Brazilian

DISCOVER.


APP-APP
Search

REVIEW.


APP-APP
BRAZIL BRAZIL
Open Now
Brazilian
330 W 46th St., New York, NY 10036
Claim Your Appetizer

REDEEM.

OUR REVENUE MODEL

Free Tier

➢ 3 appetizers per month (limit 1 per day)
➢ Always Free

Premium Tier

➢ 1 appetizer per day
➢ $10.99/month
➢ Additional features



OUR MARKET

Restaurants only lose the cost of an appetizer (avg. $2.50)

400,000 RESTAURANTS USE MOBILE APPS TO MARKET IN THE US → **60 MILLION PEOPLE DINE OUT 1+ TIME PER WEEK** → **$8 BILLION TAM**
$240 Million in NYC


OUR ACQUISITION STRATEGY
USERS
NETWORK EFFECTS
Adding more restaurants increases user value
REFERRAL PROGRAM
Referring friends provides unique perks
PARTNERSHIPS
With experience based companies (Dating, events, etc.)
RESTAURANTS
EVENTS
Target restaurant centric events to increase awareness
WALK-INS
Meet management where they are.
EDUCATION
Provide industry information to interested restaurants via our blog

OUR TRACTION

Released MVP out of beta on

NOVEMBER 1, 2018

Have Partnered with

70+ RESTAURANTS IN NYC

Have signed up

700+ REGISTERED USERS

Have converted

50+ PREMIUM USERS

WE PARTNER WITH AMAZING RESTAURANTS

ESTHER
&
CAROL
E&C
BISTRO

SEN SAKANA
NIKKEI KITCHEN

Seabird

THE AINSWORTH

SOHO
CIGAR
BAR

SET L.E.S.

Le Rivage



MADANGSUI
KOREAN BBQ RESTAURANT 마당쇠

OUR FOUNDERS





TODD FOLK, CEO

Serial entrepreneur with 10 years in the hospitality industry.

NICK LUDWIG, COO

Over 5 years in food-tech, driving revenue to restaurants via corporate catering.

OUR VISION

APP-APP HAS A UNIQUE GOAL AND INSPIRATION:

TO CREATE A PLATFORM FOR RESTAURANTS THAT EMPOWERS THEM TO ENHANCE THE ENTIRE DINING EXPERIENCE OF USERS

OUR RAISE



RAISING $300,000

INVESTMENTS
- Grow Sales Team
- Marketing
- App Improvements

METRICS
- 425 Restaurants
- $10k MRR
- Expand to new city



CONTACT US

TODD FOLK

551.888.7642

Todd@app-app.co

www.app-app.co